May 19, 2025

Luis de la Aguilera
CEO
USCB Financial Holdings, Inc.
2301 NW 87th Avenue
Doral, FL 33172

        Re: USCB Financial Holdings, Inc.
            Registration Statement on Form S-3
            Filed May 2, 2025
            File No. 333-286940
Dear Luis de la Aguilera:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   James J. Barresi, Esq.